August 3, 2006

Via EDGAR

Charito A. Mittelman, Esq.,
    Division of Corporation Finance,
        Securities and Exchange Commission,
            450 Fifth Street, N.W.,
                Washington, D.C. 20549-0306.

  Re:
  Health Care Property Investors, Inc. (the "Company") —
  Registration Statement on Form S-4 Filed June 30, 2006
  (the "Form S-4") (File No. 333-135569)

Dear Ms. Mittelman:

        We set forth below the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the "Staff") on the Form S-4 set forth in its letter of July 13, 2006 to James F. Flaherty III.

        The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form S-4. The Company also acknowledges that the Staff's comments or any changes in the disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form S-4, and that the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        For ease of reference, we reproduce below the Staff's comments in bold, and include under each comment the response of the Company.

Staff's Comment and the Company's Response:

Undertakings, Page II-3

1.
Since it appears that your offering of Health Care Property Investors shares in the merger will constitute a delayed offering in a business combination transaction under Rule 415(a)(viii) of the Securities Act, please revise to include the undertakings required by Item 512(a) of Regulation S-K.

  The Company is amending the Form S-4 to include the requested undertaking.

2.
Please tell us why you have included the Item 512(g) of S-K undertakings in your Item 22, paragraphs (b)(1) and (b)(2) of page II-3. It does not appear as though you are registering for resale any shares in connection with a transaction specified in Rule 145(a) of the Securities Act. Please advise.

  Upon further review, the Company believes that the referenced undertakings are inapplicable and, accordingly, it is amending the Form S-4 to remove paragraphs (b)(1) and (b)(2) of Item 22 on page II-3.

* * * * *

        If you have any questions or comments concerning the matters discussed above, please call me on (310) 712-6603.

Very truly yours,
/s/ PATRICK S. BROWN Patrick S. Brown
cc:
Karen Garnett
(Securities and Exchange Commission)

Edward J. Henning
(Health Care Property Investors, Inc.)

Matthew Huggins
(CNL Retirement Properties, Inc.)

Alison S. Ressler
(Sullivan & Cromwell LLP)

Judith D. Fryer

Lorenzo Borgogni
(Greenberg Traurig, LLP)